Exhibit 99.1

Our Ref:            124441/2022/GEN/ATGCO00F

January 21, 2022

Securities and Exchange Commission

100F Street N.E.

Washington, D.C. 20549

We have read the Form 6-K of Nam Tai Property Inc. dated January 21, 2022. We agree with the statements made concerning our firm contained therein.

Yours very truly,

/s/ Moore Stephens CPA Limited

Hong Kong

MC/ec/qt